Filed by The Walt Disney Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Twenty-First Century Fox, Inc.
Commission File No.: 001-32352

FOR IMMEDIATE RELEASE

July 19, 2018

STATEMENT FROM ROBERT A. IGER REGARDING ACQUISITION OF
TWENTY-FIRST CENTURY FOX

The following is a statement from Robert A. Iger, Chairman and Chief Executive Officer, The Walt Disney Company:

“Our incredible enthusiasm for this acquisition and the value it will create has continued to grow as we’ve come to know 21st Century Fox’s stellar array of talent and assets. We’re extremely pleased with today’s news, and our focus now is on completing the regulatory process and ultimately moving toward integrating our businesses.”

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Contacts:
Zenia Mucha
zenia.mucha@disney.com
818-560-5300
David Jefferson
david.j.jefferson@disney.com
818-560-4832